EXHIBIT 99.4

                    MINDLOFT CORPORATION


This announcement is neither an offer to sell nor a solicitation of offers to buy any of these securities. The offer is made solely by the Offer to Exchange, (dated effective date), and the related Letter of Transmittal (and any amendments or supplements thereto) and is being made to shareholders listed below.

                                             Effective Date
                                             --------------
                    MINDLOFT CORPORATION

We are offering up to 4,000,000 shares of our common stock in exchange for odd lots of less than 100 shares and round lots not in excess of 500 shares of common stock of the following target companies to the equivalent in value to $25,000,000:

     Xerox Corporation
     Lucent Technologies Inc.

This offer is being made on a 'first come, first exchange' basis. To determine the exchange formula we will multiply the number of shares tendered by each shareholder by the average closing price per share of their stock ten days prior to the Expiration Date. We will then exchange those shares for an equal value of our shares, at the rate of $6.25 per share for MindLoft Corporation shares. The purpose of this offer is not to acquire or influence control of the business of the subject companies.

Expiration Date: The exchange offer will expire at 8:00 p.m., New York City Time, on (enter the closing date of offer).

Prospectus Requests

The offer is made only by Prospectus; you must consent to electronic delivery of the prospectus, which is located at the company's web site at www.mindloftoffer.com.
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Shareholders have the right to revoke their consent to electronic delivery and may obtain a printed prospectus by sending a request via U.S. Mail to MindLoft Corporation, at 326 Green Acres Road, Suite A, Ft. Walton Beach, FL 32541. MindLoft will not exclude a target shareholder from participating in the exchange offer because they revoke their consent to electronic delivery. Or contact MindLoft Corporation, Corporate Investor Relations, toll free at (800) 431-2475

There is currently no public market for these securities. MindLoft Corporation is a premier innovator and provider of Skills Matching and Intellectual Capital solutions to the Human Resources and Alternative Staffing marketplaces. Also, MindLoft Corporation is a premier provider of information technology consulting and a leading recruiter of human capital in the Enterprise Resource Planning sector.